TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409 Toll Free: 800-665-4616

www.terylresources.com

N E W S   R E L E A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTC BB: TRYLF

TERYL RESOURCES TO BE FEATURED ON CEO CLIPS

AIRING ON THE BIOGRAPHY CHANNEL

For Immediate Release: August 4, 2010, Vancouver, BC – Teryl Resources Corp. (TSX

Venture Exchange: TRC.V, OTCBB: TRYLF) wishes to announce that CEO Clips, a series of 2 minute corporate profiles on Canadian companies, will feature Teryl Resources Corp. on The

Biography Channel beginning August 2, 2010 at random throughout the week for the next 3 weeks.  It can also be viewed online via this link: www.ceoclips.com/media/teryl.asx

In addition it will be posted on Yahoo Finance Canada, stockhouse.ca and MSN Finance as well as www.ceoclips.com.

ABOUT THE BIOGRAPHY CHANNEL

"Over Half of Canadians in digital households watch The Biography Channel," Roper Report.

The Biography Channel finished #1 in awareness, viewer ship and importance to the enjoyment of cable in a Beta Research Subscriber study of digital cable subscribers and can currently be viewed in 1.15 mil Canadian homes.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and

Kinross accounting for 20% and 80%, respectively, of total expenditures.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the

Fairbanks  Mining  District,  Alaska.  The  Gil  project  is  a  joint  venture  with  Kinross  Gold  Corporation

(TSX:  K;  NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on exploration  by  Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.5  million  budget  has been  approved  for  2010.  The  Company’s  other  Alaska  holdings  also  include  the  Fish  Creek

Claims,  50%  optioned  from  Linux  Gold  Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,  where

Teryl  has  a  10%  net  profit interest  from Kinross; and a 100%-interest in the West Ridge property.

For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will  prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion  of  new  development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those

expressed   in,   or   implied   by,   these   forward-looking   statements,   including   those   described   in   the   Company's   Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at   www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the  included forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as  amended

(the  “U.S.  Securities  Act”)  or  any  state  securities  laws  and  may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.

Persons  unless  registered  under  the  U.S.  Securities  Act  and  applicable  state  securities  laws  or  an  exemption  from  such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.